1152 Fifteenth Street, NW, Suite 850 Washington, DC 20005 202.729.7470 202.730.4520 fax
John Mahon 202.729.7477	Writer's E-mail Address John.Mahon@srz.com

February 9, 2017

VIA EDGAR

Dominic Minore, Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Harris & Harris Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on January 23, 2017 (File No. 0-11576)

Dear Mr. Minore:

On behalf of Harris & Harris Group, Inc. ("Harris & Harris" or the "Company"), set forth below are the Company's responses to the additional oral comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Company on February 8, 2017 with respect to the preliminary proxy statement on Schedule 14A (the "Preliminary Proxy Statement") filed by the Company with the Commission on January 23, 2017, and the Company's response letter, dated February 6, 2017, addresses the Staff's previous comments (the "Prior Response Letter"). The Staff's comments are set forth below in italics and are followed by the Company's responses. Where revisions to the Preliminary Proxy Statement are referenced in the below responses, such revisions are indicated by proposed marked pages from the Preliminary Proxy Statement attached hereto.
General

1.
Comment: We note your response to prior comment no. 1 set forth in the Prior Response Letter. Please revise the disclosure set forth under the heading "What is HALE.life Corporation …" in the Q&A Section of the Preliminary Proxy Statement to address whether HALE.life Corporation ("HALE") has been founded yet, if it currently conducts operations, and the Company's plan for seeding additional capital into HALE subsequent to the Company's conversion to a registered closed-end investment company as described in the Preliminary Proxy Statement (the "Proposed Restructuring"). In addition, in the third paragraph under the above-referenced heading, please clarify, if true, that HALE will be structured and run as an operating company.

Response: The Company has revised the disclosure set forth under the above-referenced heading in the Q&A section of the Preliminary Proxy Statement in response to the Staff's comment.

1.
Comment: Under the sub-heading "Comparison of Fees and Expenses" set forth in Proposal 1 of the Preliminary Proxy Statement, please include a statement noting that, because HALE's financial statements will not be consolidated with those of the Company subsequent to the Proposed Restructuring, the expenses of HALE have not been included in the tabular disclosure regarding the Company's comparative fees and expenses. In addition, please confirm to the Staff on a supplemental basis that the Company does not expect to incur any interest expense in the twelve months following the Proposed Restructuring.

Response: The Company has revised the disclosure set forth under the above-referenced sub-heading in Proposal 1 of the Preliminary Proxy Statement in response to the Staff's comment. In addition, the Company confirms to the Staff that it does not expect to incur any interest expense in the twelve months following the Proposed Restructuring.

2.
Comment: Under the sub-heading "Proposed Fundamental Investment Policies …" set forth in Proposal 1 of the Preliminary Proxy Statement, please revise the list of industries in which the Company may concentrate subsequent to the Proposed Restructuring to reflect a single industry or group of related industries, rather than enumerating a list of unrelated industries in which the Company may concentrate greater than 25% of its portfolio.

Response: The Company has revised the disclosure set forth under the above-referenced sub-heading in Proposal 1 of the Preliminary Proxy Statement in response to the Staff's comment.

3.
Comment: We note that the Company intends to operate as a non-diversified fund subsequent to the Proposed Restructuring. Please revise the disclosure included under the sub-heading "Proposed Fundamental Investment Policies …" set forth in Proposal 1 of the Preliminary Proxy Statement to note that the Company will remain subject to the diversification requirements as a regulated investment company for federal income tax purposes.

Response: The Company has revised the disclosure set forth under the above-referenced sub-heading in Proposal 1 of the Preliminary Proxy Statement in response to the Staff's comment.
* * *
If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:     Daniel B. Wolfe / Harris & Harris Group, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934 (Amendment No.)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☒ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to 240.14a-12

HARRIS & HARRIS GROUP, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

HARRIS + HARRIS GROUP

HARRIS & HARRIS GROUP, INC.
1450 Broadway, 24th Floor
New York, NY 10018
(212) 582-0900

January [ ], 2017

Dear Shareholder:

We invite you to attend a Special Meeting of Shareholders (the "Special Meeting") of Harris & Harris Group, Inc. (the "Company") to be held at the offices of Schulte, Roth & Zabel, LLP, at 919 Third Avenue, New York, New York 10022, on March 24, 2017 at 9:00 a.m., local time. The purposes of the Special Meeting are:

1. To authorize the board of directors (the "Board of Directors" or the "Board") of the Company to withdraw the Company's election to be treated as a business development company ("BDC") under the Investment Company Act of 1940, as amended (the "1940 Act");

2. To approve an amendment to the Company's Certificate of Incorporation to change the Company's name to 180 Degree Capital Corp.;

3. To approve any adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of any or all of the foregoing proposals if there are not sufficient votes for these proposals; and

4. To transact any other business as may properly come before the Special Meeting.

The Board is not currently aware of any other business to come before the Special Meeting.

YOUR VOTE IS IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN.

On behalf of the Board of the Company, we ask that you complete and sign the enclosed proxy card and mail it promptly in the enclosed postage-prepaid envelope. You may also cast your vote by telephone or Internet as shown on the proxy card. Your proxy will not be used if you attend and vote at the Special Meeting.

Sincerely,

Douglas W. Jamison
Chairman & Chief Executive Officer

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Shareholders to be Held on March 24, 2017.

Our proxy statement and annual report on Form 10-K for the years ended December 31, 2014 and December 31, 2015 are available on the Internet at *http://ir.hhvc.com/sec.cfm.*

The following information applicable to the Special Meeting may be found in the proxy statement and accompanying proxy card:

- The date, time and location of the meeting;
- A list of the matters intended to be acted on and our recommendations regarding those matters;
- Any control/identification numbers that you need to access your proxy card; and
- Information about attending the meeting and voting in person.

HARRIS & HARRIS GROUP, INC.
1450 Broadway, 24th Floor
New York, New York 10018
(212) 582-0900

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on March 24, 2017

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the “Special Meeting”) of Harris & Harris Group, Inc. (the “Company”) will be held at the offices of Schulte, Roth & Zabel, LLP, at 919 Third Avenue, New York, New York 10022, on March 24, 2017 at 9:00 a.m., local time.

The Special Meeting is for the following purposes, which are more completely described in the accompanying proxy statement:

1. To authorize the board of directors (the “Board of Directors” or the “Board”) of the Company to withdraw the Company’s election to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the "1940 Act");

2. To approve an amendment to the Company’s Certificate of Incorporation to change the Company’s name to 180 Degree Capital Corp.;

3. To approve any adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of any or all of the foregoing proposals if there are not sufficient votes for these proposals; and

4. To transact any other business as may properly come before the Special Meeting.

The Board is not currently aware of any other business to come before the Special Meeting.

Any action may be taken on any one of the foregoing proposals at the Special Meeting or any adjournments thereof. Shareholders of record at the close of business on January 23, 2017 are entitled to vote at the Special Meeting and any adjournment thereof.

On behalf of the Board of the Company, we ask that you complete and sign the enclosed proxy card and mail it promptly in the enclosed postage-prepaid envelope. You may also cast your vote by telephone or Internet as shown on the proxy card. Your proxy will not be used if you attend and vote at the Special Meeting.

For additional questions about the proposals, assistance in submitting proxies or voting shares of common stock, or for additional copies of the proxy statement or the proxy card, please contact our proxy solicitor:

D.F. King & Co. Inc.
48 Wall Street, 2nd Floor
New York, New York 10015
~~212-269-5550~~800-290-6431

You have the option to revoke your proxy at any time prior to the Special Meeting or to vote your shares personally on request if you attend the Special Meeting.

By Order of the Board of Directors

Douglas W. Jamison
Chairman & Chief Executive Officer

New York, New York
January [ ], 2017

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE YOUR COMPANY THE EXPENSE OF A FURTHER REQUEST FOR PROXIES IN ORDER TO ENSURE A QUORUM. A SELF-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING	1
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS	6
PROPOSAL 1 - WITHDRAWAL OF ELECTION TO BE TREATED AS A BDC	7
Overview	7
Comparison of Material Features of a BDC and a Registered Closed-End Fund	8
Registration as a Registered Closed-End Fund	9
Comparison of Fees and Expenses	10
Proposed Fundamental Investment Policies as a Registered Closed-End Fund	11
Expected Management Team	13
Required Vote	17
PROPOSAL 2 - AMEND CERTIFICATE OF INCORPORATION TO CHANGE THE NAME OF THE COMPANY	18
Overview	18
Reasons for the Name Change	18
Implementation of the Name Change	18
Effect on Shareholders	18
Required Vote	18
PROPOSAL 3 - ADJOURNMENT OF THE SPECIAL MEETING OF SHAREHOLDERS, IF NECESSARY OR APPROPRIATE	19
OTHER BUSINESS	19

HARRIS & HARRIS GROUP, INC.
1450 Broadway, 24th Floor
New York, New York 10018
(212) 582-0900

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why am I receiving these materials?

We are mailing this proxy statement, with the accompanying proxy card, to you on or about January [ ], 2017, in connection with the solicitation of proxies by the board of directors (the "Board of Directors" or the "Board") of Harris & Harris Group, Inc. (the "Company"), for a special meeting of shareholders (the "Special Meeting") to be held on March 24, 2017, and any adjournment thereof. The Special Meeting will be held on Friday, March 24, 2017, beginning at 9:00 a.m., local time, at the offices of Schulte, Roth & Zabel LLP at 919 Third Avenue, New York, New York, 10022. You are invited to attend the Special Meeting, and we request that you vote on the proposals described in this proxy statement. You do not need to attend the Special Meeting in person to vote your shares. You may simply complete, sign, and return your proxy card in order to have your shares voted at the Special Meeting on your behalf.

What am I voting on?

Our shareholders will vote on the following items at the Special Meeting:

1. To authorize the Board of Directors of the Company to withdraw the Company's election to be treated as a BDC under the Investment Company Act of 1940, as amended (the "1940 Act");

2. To approve an amendment to the Company's Certificate of Incorporation to change the Company's name to 180 Degree Capital Corp.;

3. To approve any adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of any or all of the foregoing proposals if there are not sufficient votes for these proposals; and

4. To transact any other business as may properly come before the Special Meeting.

How does the Board recommend I vote on these proposals?

The Board recommends that you vote:

- FOR the withdrawal of the Company's election to be treated as a BDC;

- FOR the change of the Company's name to 180 Degree Capital Corp.; and

- FOR the adjournment to solicit additional proxies, if necessary or appropriate.

Why are these proposals being submitted at a Special Meeting of Shareholders instead of the Annual Meeting of Shareholders?

Our management and Board believe that it is in the best interest of shareholders to withdraw the Company's election to be treated as a BDC as soon as possible in order to reduce the Company's operating expenses, thereby preserving shareholder value. Our management and Board believe further that it is in the best interest of shareholders to begin the re-branding of the Company as 180 Degree Capital Corp. ("180") as soon as possible.

Will there be any changes in management of the Company in conjunction with the proposed changes?

Yes. We currently expect that shortly following the Special Meeting, Douglas W. Jamison, our current Chairman and Chief Executive Officer, will resign from these and all other positions with the Company to become Chairman and Chief Executive Officer of HALE.life Corporation, a portfolio holding of the Company. Simultaneous with Mr. Jamison's resignation, the Board currently intends to appoint Kevin M. Rendino, who currently serves as a director on our Board, as Chairman and Chief Executive Officer of the Company.

1

Kevin Rendino is a financial services leader with three decades of Wall Street experience and expertise in capital markets, value investing and global equity markets. For over twenty years, Mr. Rendino worked on one fund, Basic Value Fund, with a consistent Graham and Dodd focus, at the same firm, BlackRock/Merrill Lynch. He was the Value team leader, overseeing 11 funds and $13B in assets, a member of Blackrock's Leadership Committee and a frequent contributor to CNBC, Bloomberg TV, Fox Business, The New York Times and The Wall Street Journal. For the entirety of his money management career, 12/31/92 to 6/30/12, Kevin ranked in top quartile, and beat competitor average and SPX by over 100 basis points. He also received numerous Lipper awards for Investment Excellence during his tenure. Since 2012, Kevin has served as Chairman/ CEO of RGJ Capital, where he leads a value investing focus. Since early 2016, Kevin has served as a Board Director for Rentech Inc., a global wood fiber company.

Our other named executive officer, Daniel B. Wolfe, will remain in his current positions as President, Chief Financial Officer and Chief Compliance Officer of the Company.

What is HALE.life Corporation ("HALE")?

HALE.life Corporation will be a renamed and re-branded version of our currently wholly owned portfolio company, Interome, Inc. We established Interome in February 2016 and have contributed approximately $1.5 million in capital to fund its operations to date. Mr. Jamison presently serves as Interome's Chairman and President, though he receives no compensation for doing so. While Interome has no material tangible assets, it has entered into a number of consulting arrangements as it seeks to build its business. While we have made no final determination with respect to the total amount we may invest in HALE in the future, we currently expect to contribute a minimum of approximately $2 million in additional capital to HALE in the near-term for it to continue to build its business.

HALE seeks to transform the $250 billion primary care clinical market. Many traditional businesses such as the hotel industry, retail sales, and automobile sales have undergone tremendous change driven by consumers' increasing power resulting from expanded access to information. HALE believes that healthcare is about to undergo this similar change. HALE attempts to address these issues by seeking to change how physicians provide and patients receive healthcare.

In particular, HALE seeks to link next-generation, precision medicine products and services to what it believes is the growing popularity of functional and integrative medicine practices. HALE will provide physicians in these practices with what it believes is actionable information derived from advanced, precision medicine technologies and services. Physicians and patients will receive user-friendly, personalized, empirically based care options. Physicians and patients can then use their time together to collaborate on care. Patients serviced by this business model include those interested in performance sports, wellness, longevity and the care of chronic diseases.

HALE does not intend to operate, or hold itself out as, an investment company, but rather as an operating company. HALE intends to generate revenue from the products and services it provides in the healthcare sector. While 180 will initially own 100 percent of the voting securities of HALE, we expect this ownership to be diluted over time as HALE raises external capital and builds its business.

Will there be any changes in the composition of the Board of the Company in conjunction with the proposed changes?

Yes. We currently expect that Douglas W. Jamison, W. Dillaway Ayres and Philip Bauman will resign as members of the ~~Board and to be appointed as members of the board of directors of HALE.life Corporation.~~Board. Mr. Jamison and Mr. Ayres are currently members of the board of Interome, the portfolio company that will be renamed HALE.life Corporation. Mr. Jamison and Mr. Ayres did not receive any compensation for their roles as members of the board of this portfolio company. We currently expect Mr. Bauman also to be appointed to the board of HALE. We expect that Daniel B. Wolfe will be appointed to the Board of the Company. These changes will result in the Board being comprised of five members, with three independent members, Richard P. Shanley (Lead Independent Director), Stacy R. Brandom, and Charles E. Ramsey, and two non-independent members, Kevin M. Rendino ~~(chairman)~~(Chairman) and Daniel B. ~~Wolfe.~~Wolfe (President, Chief Financial Officer and Chief Compliance Officer.)

~~**What is HALE.life Corporation ("HALE")?**~~

~~HALE seeks to transform the $250 billion primary care clinical market. Many traditional businesses such as the hotel industry, retail sales, and automobile sales have undergone tremendous change driven by consumers' increasing power resulting from expanded access to information. HALE believes that healthcare is about to undergo this similar change. HALE attempts to address these issues by seeking to change how physicians provide and patients receive healthcare.~~

2

~~In particular, HALE seeks to link next-generation, precision medicine products and services to what it believes is the growing popularity of functional and integrative medicine practices. HALE will provide physicians in these practices with what it believes is actionable information derived from advanced, precision medicine technologies and services. Physicians and patients will receive user-friendly, personalized, empirically based care options. Physicians and patients can then use their time together to collaborate on care. Patients serviced by this business model include those interested in performance sports, wellness, longevity and the care of chronic diseases.~~

~~HALE does not intend to operate, or hold itself out as, an investment company, but rather intends to generate revenue from the products and services it provides in the healthcare sector. While 180 will initially own 100 percent of the voting securities of HALE, we expect this ownership to be diluted over time as HALE raises external capital and builds its business.~~

Who is entitled to vote and attend the Special Meeting?

Only shareholders of record at the close of business on the record date, January 23, 2017 (the "Record Date"), are entitled to receive notice of and to vote the shares of our common stock that they held on the Record Date at the Special Meeting, or any adjournments thereof. Each outstanding share of common stock, as of the Record Date, entitles its holder as of the Record Date to cast one vote on each matter acted upon at the Special Meeting. As of the Record Date, there were 30,904,209 shares of our common stock outstanding (31,614,954 shares including restricted stock with voting rights). If your shares are held for your account by a broker, bank or other institution or nominee, you may vote such shares at the Special Meeting only if you obtain proper written authority from your institution or nominee that you present at the Special Meeting.

How do I vote?

The enclosed proxy card describes three ways to vote. In addition to attending the Special Meeting and voting your shares in person, you can vote:

- by telephone; or
- via the Internet; or
- by completing, signing and returning a signed proxy card in the envelope provided.

If you vote by telephone or Internet, you do not need to return your proxy card.

Even if you plan to attend the Special Meeting and vote in person, please complete, sign and return your proxy card or cast your vote by telephone or over the Internet as described on the enclosed proxy card. That way, if you plan to attend the Special Meeting but are unable to do so for any reason, your shares will still be represented at the Special Meeting.

If you later decide to attend the Special Meeting and want to vote in person, you may do so. If your shares are registered in your name and you want to vote at the Special Meeting, no additional forms will be required. If your shares are held for you in the name of a bank, broker, or other nominee holder, you will have to obtain a legal proxy from the nominee holder to vote your shares at the Special Meeting, as described below.

What vote is required to approve the withdrawal of the Company's election to be treated as a BDC?

Approval will require an affirmative vote of a majority of the Company's outstanding voting securities, as defined under the 1940 Act, which means the affirmative vote of either (i) a majority of the Company's outstanding shares of common stock entitled to vote at the Special Meeting, or (ii) 67 percent of the Company's shares cast at the Special Meeting, if at least a majority of the Company's outstanding shares of common stock entitled to vote are present, either in person or by proxy, at the Special Meeting. Abstentions and instructions withholding authority to vote the withdrawal of the Company's election to be treated as a BDC will result in fewer votes for the proposal, but will not necessarily count as votes against the proposal. **The withdrawal of the Company's election to be treated as a BDC is a "non-routine" matter to the extent a quorum of the Company's shares of common stock is present, in person or by proxy, at the Special Meeting**. Therefore, if you do not instruct your broker how to vote with respect to the withdrawal, your broker may not vote with respect to this proposal and those votes will be deemed broker non-votes. Broker non-votes are not counted for the purpose of determining whether to withdraw the election, and therefore will not have the effect of a negative vote with respect to the withdrawal to the extent a quorum of the Company's shares of common stock is present, in person or by proxy, at the Special Meeting.

3

What vote is required to approve the amendment of the Company's Certificate of Incorporation to change the name of the Company to 180 Degree Capital Corp.?

Approval of the amendment of the Company's Certificate of Incorporation will require an affirmative vote of a majority of the outstanding shares of common stock entitled to vote at the Special Meeting. Abstentions and instructions withholding authority to vote the amendment of the Company's Certificate of Incorporation will count as a vote against the proposal. **The amendment of the Company's Certificate of Incorporation is a "non-routine" matter**. Therefore, if you do not instruct your broker how to vote with respect to the amendment, your broker may not vote with respect to this proposal and those votes will be deemed broker non-votes. Broker non-votes are not counted for the purpose of determining whether to amend the Certificate of Incorporation, and, therefore, will not have the effect of a negative vote with respect to the amendment. of the Company's Certificate of Incorporation to change the name of the Company to 180 Degree Capital Corp.

What are broker non-votes?

Generally, broker non-votes occur when shares held by a broker, bank or other nominee in "street name" for a beneficial owner are not voted with respect to a particular proposal because the broker, bank or other nominee has not received voting instructions from the beneficial owner and lacks discretionary voting power to vote those shares with respect to that particular proposal. If your shares are held in the name of a brokerage firm, and the brokerage firm has not received voting instructions from you, the beneficial owner of the shares, with respect to that proposal, the brokerage firm cannot vote the shares on that proposal unless it is a "routine" matter. The proposal to withdraw the Company's election as a BDC and the proposal to amend the Company's Certificate of Incorporation to change the name of the Company are not considered "routine" matters.

How is a quorum determined?

A quorum of our shareholders must be present at the Special Meeting for any business to be conducted. Our Bylaws provide that a majority of the shares of the Company's common stock entitled to vote, represented in person or by proxy, is necessary to constitute a quorum for the transaction of business at the Special Meeting. Abstentions and broker ~~"non-votes"~~non-votes will be counted as shares present at the Special Meeting for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that particular matter and has not received instructions from the beneficial owner or other persons entitled to vote.

What happens if a quorum is not present at the Special Meeting?

If a quorum is not present at the scheduled time of the Special Meeting, we may adjourn the meeting, either with or without the vote of shareholders. If we propose to have the shareholders vote whether to adjourn the Special Meeting, the proxy holders will vote all shares for which they have authority in favor of the adjournment. We may also adjourn the Special Meeting if for any reason we believe that additional time should be allowed for the solicitation of proxies. An adjournment will have no effect on the business that may be conducted at the Special Meeting.

Who will bear the costs of this solicitation?

The Company will bear the costs of this solicitation, which are expected to total between $50,000 and $75,000, including legal, printing and other costs associated with the preparation, filing and mailing of these proxy materials. Proxies are being solicited by D.F. King, pursuant to its standard contract as proxy solicitor, the cost of which will be borne by us and is estimated to be approximately $6,000 plus out-of-pocket expenses. We will pay the cost of this solicitation of proxies by mail. Our officers and regular employees may also solicit proxies in person or by telephone without additional compensation. We will make arrangements with brokerage houses, custodians, nominees and other fiduciaries to send proxy materials to their principals, and we will reimburse them for related postage and clerical expenses. It is estimated that those costs will be ~~approximately~~between $10,000 and $20,000.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

What are the deadlines to nominate Directors or to propose other business for consideration at the 2017 Annual Meeting of Shareholders?

4

Under Securities and Exchange Commission ("SEC") rules, any shareholder proposals intended to be presented for inclusion in our proxy statement and form of proxy for the next Annual Meeting of Shareholders to be held in 2017 must have been received in writing by the Secretary of the Company at Harris & Harris Group, Inc., 1450 Broadway, 24th Floor, New York, New York 10018, no later than January 1, 2017, in order for such proposals to be considered for inclusion in the proxy statement and form of proxy relating to the 2017 Annual Meeting of Shareholders. In the event the date of next year's Annual Meeting of Shareholders is changed by more than 30 days, we will announce the deadline for submitting shareholder proposals. Such deadline will be a reasonable time before the company begins to print and mail its proxy materials.

Shareholders who do not wish to follow the SEC rules for submitting a proposal must notify the Company in accordance with the provisions of the Company's Bylaws. Under our Bylaws, nominations for director may be made only by the Board, by the Nominating Committee, or by a shareholder entitled to vote who has delivered written notice to our Secretary (containing certain information specified in the Bylaws) not less than 90 days nor more than 120 days prior to the anniversary of the date of the immediately preceding Annual Meeting of Shareholders (i.e., between February 7, 2017, and March 9, 2017); provided, however, that in the event that the Annual Meeting of Shareholders is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the 10th day following the day on which notice of the date of the Annual Meeting of Shareholders was mailed or such public disclosure of the date of the Annual Meeting of Shareholders was made, whichever first occurs. Proposals must also comply with the other requirements contained in the Company's Bylaws. Submission of a proposal does not guarantee inclusion in the proxy statement, as the requirements of certain federal laws and regulations must be met by such proposals.

Rule 14a-4 of the SEC's proxy rules allows us to use discretionary voting authority to vote on matters coming before an Annual Meeting of Shareholders, if we do not have notice of the matter at least 45 days before the anniversary of the date on which we first mailed our proxy materials for the prior year's Annual Meeting of Shareholders or the date specified by the advance notice provision in our Bylaws. Our Bylaws contain such an advance notice provision as described above. For our Annual Meeting of Shareholders expected to be held in June ~~of~~, 2017, shareholders must submit such written notice to our Secretary in accordance with our advance notice provision, as described above.

A copy of the full text of the Bylaw provisions discussed above may be obtained by writing to our Secretary.

I share an address with another shareholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

The SEC permits the Company to satisfy its proxy statement delivery requirement with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. Under this procedure, commonly referred to as "householding," the Company is delivering a single copy of the proxy statement and accompanying materials to multiple shareholders who share an address, unless the Company has received contrary instructions from one or more of the shareholders. Upon written or oral request, the Company promptly will deliver a separate copy of the proxy statement and accompanying materials to any shareholder at a shared address to which the Company delivered a single copy of any of these documents. Please send your written request to Harris & Harris Group, Inc., 1450 Broadway, 24th Floor, New York, NY 10018.

May I revoke my vote?

Any proxy given pursuant to this solicitation may be revoked by a shareholder at any time, before it is exercised, by written notification delivered to our Secretary, by voting in person at the Special Meeting, or by executing another proxy bearing a later date.

5

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Set forth below is information, as of the Record Date, with respect to the beneficial ownership of our common stock by (i) each person who is known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock, (ii) each of our directors and nominees, (iii) each of our named executive officers (as defined below) and (iv) all of our directors and executive officers as a group. Except as otherwise indicated, to our knowledge, all shares are beneficially owned and investment and voting power is held by the persons named as owners. None of the shares owned by directors or officers have been pledged. Some of the information in the table below is from publicly available information that may be as of dates earlier than the Record Date. The percentage of ownership is based on 30,904,209 shares of common stock outstanding as of the Record Date, together with the exercisable options and/or shares of restricted stock for such shareholder, as applicable. In computing the percentage ownership of a shareholder, shares that can be acquired upon the exercise of outstanding options or shares of restricted stock are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise provided, the address of each holder is c/o Harris & Harris Group, Inc., 1450 Broadway, 24th Floor, New York, New York 10018.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percentage of Outstanding Common Shares Owned
Independent Directors:		
W. Dillaway Ayres, Jr.	77,447[2]	*
Dr. Phillip A. Bauman	97,603[2][3]	*
Stacy R. Brandom	39,336[2]	*
Charles E. Ramsey	100,302[2][4]	*
Kevin M. Rendino	202,000[5][6]	*
Richard P. Shanley	79,229[2]	*
Interested Directors:		
Douglas W. Jamison	383,589[7]	1.2
Named Executive Officers:		
Daniel B. Wolfe	331,686[7][8]	1.1
All directors and executive officers as a group (8 persons)	1,305,555[9]	4.2
Five Percent Shareholders:		
Ariel Investments, LLC 200 E. Randolph Drive, Suite 2900 Chicago, IL 60601	5,282,791[10]	17.1
Financial & Investment Group, Ltd. 111 Cass Street Traverse City, MI 49684	1,777,181[11]	5.8

* Less than one percent.

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (the "1934 Act").

(2) Includes 3,999 shares of restricted stock that are subject to forfeiture provisions.

(3) Includes 5,637 shares owned jointly with wife.

(4) All shares are owned jointly with wife.

(5) Includes 2,000 shares of restricted stock that are subject to forfeiture provisions.

(6) Mr. Rendino is expected to become an "interested person" as defined in the 1940 Act shortly after the Special Meeting when he is expected to be appointed as Chief Executive Officer of 180 Degree Capital Corp.

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(7) Includes 190,200 shares of restricted stock that are subject to forfeiture provisions.

(8) Includes 4,850 shares owned jointly with wife.

(9) Includes 402,395 shares of restricted stock that are subject to forfeiture provisions.

(10) Based on information obtained in a Schedule 13G/A filed on January 10, 2017, Ariel Investments, LLC has shared dispositive power for these shares and shared power to vote 3,089,862 of these shares.

(11) Based on information obtained in a Schedule 13G/A filed on January 18, 2017, Financial & Investment Group Ltd. has shared dispositive power for these shares and shared power to vote 1,777,181 of these shares.

Set forth below is the dollar range of equity securities beneficially owned by each director and nominee as of January 23, 2017.

Name of Director or Nominee	Dollar Range of Equity Securities Beneficially Owned[(1)(2)(3)]
Independent Directors	
W. Dillaway Ayres, Jr.	Over $100,000
Dr. Phillip A. Bauman	Over $100,000
Stacy R. Brandom	$50,001-$100,000
Charles E. Ramsey	Over $100,000
Kevin M. Rendino[(4)]	Over $100,000
Richard P. Shanley	Over $100,000
Interested Directors	
Douglas W. Jamison[(5)]	Over $100,000

(1) Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) under the 1934 Act.
(2) The dollar ranges are: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000 and over $100,000.
(3) The dollar ranges are based on the price of the equity securities as of January 23, 2017.
(4) Mr. Rendino is expected to become an "interested person" as defined in the 1940 Act shortly after the Special Meeting when he is expected to be appointed as Chief Executive Officer of 180 Degree Capital Corp.
(5) Denotes an individual who is an "interested person" as defined in the 1940 Act as of the Record Date.

Proposal No. 1 – TO APPROVE WITHDRAWAL OF THE COMPANY'S ELECTION TO BE TREATED AS A BDC

Overview

Since 1995, the Company has operated as a BDC. A BDC is a closed-end fund that elects to be treated as a BDC under the 1940 Act. As such, a BDC is subject to only certain sections of and rules under the 1940 Act, as well as the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). BDCs typically invest in private or thinly traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and may qualify to elect to be taxed as regulated investment companies ("RICs") for federal tax purposes if they so choose.

The Board of Directors now recommends that the Company withdraw its election to be treated as a BDC. Concurrent with the withdrawal of the election, the Company would immediately register as a closed-end investment company (hereinafter, a "Registered Closed-End Fund"). As a Registered Closed-End Fund, the Company would remain subject to many of the same provisions of the 1940 Act that it is subject to as a BDC. The Company is proposing to convert from a BDC to a Registered Closed-End Fund because it believes that certain provisions of corporate law and the 1940 Act will enable it to operate with a lower expense ratio. We believe this change will increase returns to investors, while allowing the Company to maintain the same investment strategy. Such provisions include:

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- Less frequent and less complex reports filed with the SEC; and
- Exemption of Registered Closed-End Funds from Section 404(b) of the Sarbanes-Oxley Act.

We currently expect that the transition from a BDC to a Registered Closed-End Fund will enable us to reduce our annual operating expenses attributable to regulatory and compliance costs by at least $800,000. We also expect to be able to reduce our overall annual operating expenses further by initially operating the Registered Closed-End Fund with less personnel than we currently employ. The Company does not plan to change its investment strategy if it converts to a Registered Closed-End Fund. As set forth below, the Company proposes to adopt fundamental restrictions on its investment strategy that will enable the Company to maintain the same investment strategy.

Comparison of Material Features of a BDC and a Registered Closed-End Fund

There are many similarities and differences between a BDC and a Registered Closed-End Fund. Those similarities and differences are highlighted in the chart below.

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Before Proposed Change	After Proposed Change
	BDC	**Registered Closed-End Fund**
Periodic Filings	Files Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as required by Sections 13 or 15 of 1934 Act.	Files Annual Certified Shareholder Reports, Semi-Annual Reports, and schedules of investments on Form N-Q required by Section 30 of the 1940 Act.
Section 404(b) of Sarbanes-Oxley Act	Subject to compliance, which requires an integrated audit by an independent public company accounting firm.	Exempt.
Issuance of Stock Options / Restricted Stock	Stock options permitted under certain conditions (e.g., a profit sharing plan has not been adopted); restricted stock requires no-action relief from the SEC.	Not permitted.
Fundamental Policies	Not required by BDCs.	A Registered Closed-End Fund is required to establish and disclose fundamental policies regarding investment of assets.
Eligible Investments	At least 70 percent of assets must be "eligible portfolio companies", as defined in Section 2(46) under the 1940 Act	Only applicable pursuant to a fundamental policy adopted by the Board.
Management Assistance	Required to provide assistance to at least one investment, and offer it to all Eligible Portfolio Companies.	Not required
Custody Rule	Assets must generally be held by a qualified custodian pursuant to Section 17(f) of the 1940 Act.	No change.
Fidelity Bond Requirement	Must maintain a fidelity bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement, covering officers or employees who may have access to the BDC's securities or funds.	No change.
Board of Directors	At least a majority must be independent.	At least a majority of directors must be independent for NASDAQ-listed Registered Closed-End Funds.
Conflict of Interest Rules	Absent exemptive relief, generally prohibited from selling securities to, buying securities from, or engaging in certain joint transactions with, affiliates, provided, that certain transactions involving non-control or other remote affiliates may be permitted, subject to board approval.	Absent exemptive relief, generally prohibited from selling securities to, buying securities from, or engaging in certain joint transactions with, affiliates, with no exception for board approval of certain transactions involving non-control or other remote affiliates.
Leverage	Asset coverage of 200 percent (i.e., 50 percent leverage).	Asset coverage of 300 percent (i.e., 33 1/3 percent leverage)

Registration as a Registered Closed-End Fund

If shareholders approve the proposal to authorize the Board of Directors to withdraw the Company's election to be regulated as a BDC, the withdrawal will become effective upon receipt by the SEC of the Company's application for withdrawal of such election on Form N-54C. When the Company withdraws its election to be treated as a BDC, it will be required to register immediately as a Registered Closed-End Fund under the 1940 Act because it will not be eligible for any

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exemption from registration. The 1940 Act requires that a Registered Closed-End Fund adopt certain fundamental investment restrictions in its initial registration statement under the 1940 Act. A BDC is not required to have fundamental investment restrictions. Instead, BDCs are required to have at least 70 percent of their assets invested in eligible portfolio companies, which acts as a substitute for the fundamental investment restrictions that Registered Closed-End Funds are otherwise subject to.

Prior to the filing of the Company's application for withdrawal on Form N-54C, the Board will take the following steps to eliminate the outstanding stock options and restricted stock that are not permitted to be outstanding as a Registered Closed-End Fund:

1. All holders of outstanding stock options that are presently exercisable, if any, will be given five days to exercise such options, after which they will be entitled to receive a cash payment equal to $0.01 per share underlying any options that remain unexercised. The total potential cash payment is approximately $2,000;
2. Approximately 45 percent of the restricted stock held by employees and directors, or approximately 323,000 shares, will become vested.
3. The Company's Amended and Restated 2012 Equity Incentive Plan will be terminated including any remaining stock options and restricted stock outstanding under such plan.

The table below shows the number of restricted shares each director, named executive officer and all employees and directors in aggregate will vest and forfeit under the steps described above.

Independent Directors:	**Restricted Stock Vested**	**Restricted Stock Forfeited**
W. Dillaway Ayres, Jr.	3,999	0
Dr. Phillip A. Bauman	3,999	0
Stacy R. Brandom	3,999	0
Charles E. Ramsey	3,999	0
Kevin M. Rendino[(1)]	2,000	0
Richard P. Shanley	3,999	0
Interested Directors:		
Douglas W. Jamison	82,200	108,000
Named Executive Officer:		
Daniel B. Wolfe	82,200	108,000
All Employees and Directors:	**322,545**	**388,200**

(1) Mr. Rendino is expected to become an "interested person" as defined in the 1940 Act shortly after the Special Meeting when he is expected to be appointed as Chief Executive Officer of 180 Degree Capital Corp.

Comparison of Fees and Expenses

The following table is intended to assist you in understanding the difference between the estimated costs and expenses that you would bear indirectly as an investor in the Company if the Company were to remain a BDC versus if the Company becomes a Registered Closed-End Fund. Because the financial statements of HALE will not be consolidated with our own, the operating expenses of HALE have not been included below. We caution you that the percentages indicated in the table below are estimates and actual expenses may be greater or less than shown. Your responsibility for such fees or expenses is limited to your investment in the Company.

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Estimated Annual Expenses (as a percentage of net assets attributable to common stock):(1)(2)	As a BDC	As Closed-End Fund
Salaries & Benefits(3)	3.4% (4)	1.6% (5)
Administration & Operations(6)	1.8%	1.1%
Professional Fees(7)	1.2%	0.8%
Total Estimated Annual Expenses(8)	**6.4%**	**3.4%**

(1) "Net assets attributable to common stock" equals the weighted average net assets for the nine-month period ended September 30, 2016, which was $81,956,037.

(2) "Estimated Annual Expenses" are based on projected amounts for the fiscal year ended December 31, 2017.

(3) "Salaries and Benefits" includes non-cash, stock-based compensation expenses. We do not have an investment adviser and are internally managed by our executive officers under the supervision of our Board of Directors. As a result, we do not pay investment advisory fees, but instead we pay the operating costs associated with employing investment management professionals. This figure reflects our estimated "Salaries and Benefits" expense for the fiscal year ending December 31, 2017.

(4) "Salaries and Benefits" as a BDC includes a non-cash, stock-based compensation expense of $336,397. This amount reflects the non-cash, stock-based compensation expense assuming all outstanding restricted stock remains outstanding through 2017.

(5) "Salaries and Benefits" as a Closed-End Fund includes a non-cash, stock-based compensation credit of $580,435. This amount is owing primarily to the reversal of non-cash, stock based compensation expense realized in prior quarters for restricted stock with performance based vesting that are expected to be canceled prior to a conversion to a Registered Closed-End Fund, offset in part by the expense expected to be realized upon acceleration of certain time and performance vesting restricted stock.

(6) "Administration and Operations" includes expenses incurred for administration, operations, rent, directors' fees and expenses, depreciation and custodian fees.

(7) "Professional Fees" includes legal and accounting expenses.

(8) This figure includes all of the fees and expenses of our consolidated subsidiaries.

Proposed Fundamental Investment Policies as a Registered Closed-End Fund

~~The restrictions identified as fundamental below, along with our investment objective, will be our only fundamental policies as a registered closed-end investment company. Fundamental policies may not be changed without the approval of the holders of a majority of our outstanding voting securities, as defined in the 1940 Act.~~

~~As a matter of fundamental policy, we will:~~

~~(1) operate as a non-diversified fund, and invest 25 percent or more of the value of our total assets in the securities (other than U.S. Government Securities) of issuers (a) engaged in technology-related, manufacturing-related or financial services-related industries, or (b) that operate in industries that otherwise provide consumer or business-related services or products.~~

~~As a matter of fundamental policy, we will not:~~

~~(1) act as an underwriter of securities of other issuers (except to the extent that we may be deemed an "underwriter" of securities we purchase that must be registered under the Securities Act before they may be offered or sold to the public);~~

~~(2) purchase or sell real estate or interests in real estate or real estate investment trusts (except that we may (A) purchase and sell real estate or interests in real estate in connection with the orderly~~

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liquidation of investments, or in connection with foreclosure on collateral, or (B) own the securities of companies that are in the business of buying, selling or developing real estate);

(3) sell securities short (except with regard to managing the risks associated with publicly-traded securities we may hold in our portfolio);

(4) purchase securities on margin (except to the extent that we may purchase securities with borrowed money); or

(5) engage in the purchase or sale of commodities or commodity contracts, including futures contracts (except where necessary in working out distressed investment situations or in hedging the risks associated with publicly-traded securities in our portfolio or interest rate fluctuations), and, in such cases, only after all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission have been obtained.

With respect to these investment restrictions, if a percentage restriction is adhered to at the time of entering into the investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the our total assets, unless otherwise stated or required by law, will not constitute a violation of the restriction or policy.

In addition to the foregoing fundamental policies, we may invest up to 100 percent of our assets in equity securities issued by publicly-traded or privately held operating companies, which may be acquired directly in privately negotiated transactions or in secondary market purchases. We may also borrow money or issue senior securities up to the maximum amount permitted by the 1940 Act.

The restrictions identified as fundamental below, along with our investment objective, will be our only fundamental policies as a registered closed-end investment company. Fundamental policies may not be changed without the approval of the holders of a majority of our outstanding voting securities, as defined in the 1940 Act. As a matter of fundamental policy, we will not:

(1) Issue senior securities, borrow money from banks, brokers or other lenders, or engage in transactions involving the issuance by us of "senior securities" representing indebtedness, except to the extent permitted under the 1940 Act or the rules, regulations or interpretations thereof.
(2) Underwrite securities of other issuers, except insofar as we may be deemed an underwriter under the Securities Act in connection with the disposition of our portfolio securities. We may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act or the rules, regulations or interpretations thereof.
(3) Invest more than 25% of our total assets in the securities of companies or entities engaged in any one industry, or group of industries. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.
(4) Purchase or sell real estate or interests in real estate (except that we may (a) purchase and sell real estate or interests in real estate in connection with the orderly liquidation of investments, or in connection with foreclosure on collateral, or (b) own the securities of companies that are in the business of buying, selling or developing real estate).
(5) Purchase or sell commodities or commodity contracts, but we may purchase and sell foreign currency and enter into foreign currency forward contracts, and may engage in other transactions in financial instruments, in each case to the extent permitted under the Company's investment policies as in effect from time to time.
(6) Make loans of money or securities to other persons, except through purchasing fixed-income securities or other debt instruments, lending portfolio securities or entering into repurchase agreements in a manner consistent with our investment policies.

With respect to these investment restrictions, if a percentage restriction is adhered to at the time of entering into the investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of our total assets, unless otherwise stated or required by law, will not constitute a violation of the restriction or policy.

In accordance with the foregoing, we may also purchase securities on margin, sell securities short, and write call options with respect to securities in our portfolio, in each case to the extent we are permitted to do so under the 1940 Act. In addition, in connection with the issuance of any senior securities, we will be required as a registered closed-end investment company to maintain an asset coverage ratio of at least 300%, generally reflecting the ratio of our total assets to senior securities that are indebtedness (or 200% in the case of senior securities representing stock, generally reflecting the ratio of our total assets to total senior securities outstanding).

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In addition to the above fundamental policies, we may invest up to 100% of our assets in equity securities issued by publicly-traded or privately held operating companies, which may be acquired directly in privately negotiated transactions or in secondary market purchases.

Non-Diversified Status

We also intend to continue to operate as a non-diversified fund subsequent to registration as a closed-end investment company under the 1940 Act. Although we will be "non-diversified" under the 1940 Act, we will remain subject to certain federal tax diversification requirements in order for us to remain qualified as a "regulated investment company", or "RIC", under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). In particular, in order to maintain our RIC status we must diversify our holdings so that at the end of each quarter of the taxable year (a) at least 50 percent of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5 percent of the value of our assets or more than 10 percent of the outstanding voting securities of such issuer; and (b) no more than 25 percent of the value of our assets is invested in (i) securities (other than U.S. government securities or securities of other RICs) of one issuer, (ii) securities of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more "qualified publicly traded partnerships". These tests apply at the end of each quarter of the taxable year and are subject to certain conditions and limitations under the Code.

Although we currently intend to qualify as a RIC for each taxable year, under certain circumstances we may choose to take action with respect to one or more taxable years to ensure that we would be taxed under Subchapter C of the Code (rather than Subchapter M) for such year or years. As long as the aggregate values of our non-qualifying assets remain below 50 percent of total assets, we believe that we will continue to qualify as a RIC. Rather than selling portfolio companies that are performing well in order to pass our RIC diversification tests, however, we may opt instead not to qualify as a RIC. We will choose to take such action only if we believe that the result of the action will benefit us and our shareholders.

Securities Lending Activities

Although we do not currently intend to engage in securities lending, we may do so in the future. Prior to engaging in securities lending, we will enter into securities lending agreements. Once we enter into such agreements, we may lend our portfolio securities in an amount not exceeding one-third of our total assets to financial institutions such as banks and brokers if the loan is collateralized in accordance with applicable regulations. Under the present regulatory requirements which govern loans of portfolio securities, the loan collateral must, on each business day, at least equal the value of the loaned securities and must consist of cash, letters of credit of domestic banks or domestic branches of foreign banks, or securities of the U.S. Government or its agencies. To be acceptable as collateral, letters of credit must obligate a bank to pay amounts demanded by us if the demand meets the terms of the letter. Such terms and the issuing bank would have to be satisfactory to us. Any loan might be secured by any one or more of the three above-referenced types of collateral. Our Board of Directors has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur. As such, the terms of our loans must permit us to reacquire loaned securities on five days' notice or in time to vote on any serious matter and must meet certain tests under the Code.

The primary risk in securities lending is a default by the borrower during a sharp rise in price of the borrowed security resulting in a deficiency in the collateral posted by the borrower. We will seek to minimize this risk by requiring that the value of the securities loaned be computed each day and additional collateral be furnished each day if required. In addition, we are exposed to the risk of delay in recovery of the loaned securities or possible loss of rights in the collateral should the borrower become insolvent. As well, all investments made with the collateral received are subject to the risks associated with such investments. If such investments lose value, we will have to cover the loss when repaying the collateral.

The costs of securities lending will not appear in the fee table and we will bear the entire risk of loss on any reinvested collateral received in connection with securities lending.

Expected Management Team

Shortly following the Special Meeting, we expect that certain changes in the Board and management will occur. Specifically, our Board will decrease in size from seven members to five members. The number of independent directors will decrease from six to three. We also expect that our current Chairman and Chief Executive Officer, Douglas W. Jamison, will resign from all of his positions with the Company to become Chairman and Chief Executive Officer of HALE.life Corporation,

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one of our portfolio holdings. We expect that Douglas W. Jamison will receive, as consideration for his service as an executive officer of HALE, a salary, benefits and other compensation consistent with the salary, benefits and other compensation he currently receives. Mr. Jamison's actual compensation will be subject to the determination of HALE's board of directors, a majority of whom will be independent of both HALE and the Company subsequent to the Proposed Restructuring. In conjunction with Mr. Jamison's resignation, we expect that Kevin M. Rendino will be appointed as Chairman and Chief Executive Officer of the Company and Daniel Wolfe will be appointed as a director. The following information reflects the currently expected composition of the Board and management shortly following the Special Meeting.

Board of Directors and Executive Officers

Directors

Information regarding our expected Board of Directors following the Special Meeting is as follows:

Name	Age	Position	Director Since	Expiration of Term
Interested Directors				
Kevin M. Rendino	50	Chairman and Chief Executive Officer	2016	2017
Daniel B. Wolfe	40	President, Chief Financial Officer, Chief Compliance Officer and Director	2017	2017
	~~39~~			
Independent Directors				
Stacy R. Brandom	59	Director	2014	2017
Charles E. Ramsey	74	Director	2002	2017
Richard P. Shanley	70	Lead Independent Director	2007	2017

Biographical Information

Directors

Our directors will continue to be divided into two groups — interested directors and independent directors. An interested director is an "interested person" as defined in Section 2(a)(19) of the 1940 Act.

Interested Directors

Mr. Rendino is expected to become an "interested person" of the Company as defined in the 1940 Act in conjunction with his expected appointment as Chief Executive Officer of the Company shortly following the Special Meeting.

Kevin M. Rendino. Mr. Rendino, age 50, will begin serving as Chairman and CEO of 180 Degree Capital in the first half of 2017. Kevin Rendino is a financial services leader with three decades of Wall Street experience and expertise in capital markets, value investing and global equity markets. For over twenty years, Mr. Rendino worked on one fund, Basic Value Fund, with a consistent Graham and Dodd focus, at the same firm, BlackRock/Merrill Lynch. He was the Value team leader, overseeing 11 funds and $13B in assets, a member of Blackrock's Leadership Committee and a frequent contributor to CNBC, Bloomberg TV, Fox Business, The New York Times and The Wall Street Journal. For the entirety of his money management career, 12/31/92 to 6/30/12, Kevin ranked in top quartile, and beat competitor average and SPX by over 100 basis points. He also received numerous Lipper awards for Investment Excellence during his tenure. Since early 2016, Kevin has served as a Board Director for Rentech Inc., a global wood fiber company. Mr. Rendino has served on the board of directors of Partners for Health, a public charity based in Montclair, New Jersey, since 2012 and has served as its Board Chair since 2014. Partners for Health's focus areas include: hunger and homelessness; policy and environmental changes that promote healthy people in healthy places; aging in our communities and mental health. Mr. Rendino was graduated from the Carroll School of Management at Boston College (B.S.). We believe that Mr. Rendino is qualified to serve on our Board because of his extensive experience in the financial services industry.

Daniel B. Wolfe. Mr. Wolfe, age ~~39~~40, has served as President since January 2009 and Chief Financial Officer and Chief Compliance Officer since July 2016. He served as Chief Operating Officer and as a Managing Director from January 2008 to June 30, 2016. He served as Chief Financial Officer from January 2008 to December 31, 2012, as Treasurer from May 2008 to December 31, 2012, as Principal from January 2007 to January 2008, as Senior Associate from January 2006 to January 2007, as Associate from 2004 to 2005, and as Vice President from July 2004 to January 2008. Since January 2009, he

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has served as President and Chief Operating Officer and from January 2009 to December 31, 2012, as Chief Financial Officer of H&H Ventures Management, Inc., a wholly owned subsidiary of the Company; and from October 2008 to May 2, 2012, he served as a Director. He is Chief Executive Officer, President and a Director of SynGlyco, Inc. (formerly Ancora Pharmaceuticals, Inc.) as well as President and Director of Black Silicon Holdings, Inc. privately held companies in which we have investments. He is a Director of Produced Water Absorbents, Inc., a privately held portfolio company in which we have an investment. Prior to joining us, he served as a consultant to Nanosys, Inc. (from 2002 to 2004), to CW Group (from 2001 to 2004) and to Bioscale, Inc. (from January 2004 to June 2004). He was graduated from Rice University (B.A.), where his honors included the Zevi and Bertha Salsburg Memorial Award in Chemistry and the Presidential Honor Roll, and from Harvard University (A.M., Ph.D., Chemistry), where he was a NSF Predoctoral Fellow. We believe Mr. Wolfe is qualified to serve on our Board because of his intimate knowledge of our operations through his day-to-day leadership as President and Chief Financial Officer of the Company along with his comprehensive experience on the boards of directors of many of our private portfolio companies.

Independent Directors

The following directors will continue to not be "interested persons" of the Company, as defined in the 1940 Act, subsequent to the Special Meeting.

Stacy R. Brandom. Ms. Brandom, age 59, has served as a member of our Board since January 1, 2014. Since March 6, 2014, she has served as a member of the Board of Directors of H&H Ventures Management, Inc., a wholly owned subsidiary of the Company. Since June 2015, Ms. Brandom has been a Vice President and Chief Financial Officer of Save the Children Federation, Inc., a not-for-profit 501(c)(3) organization for the welfare of children worldwide. Prior to joining Save the Children, Ms. Brandom was an Executive Vice President and Chief Financial Officer of Trinity Wall Street from October 2009 to May 2015. She served as a Managing Advisor of Brandom Advisors, from 2008 to 2009, and as Chief Financial Officer and Managing Director of Citi Smith Barney from 2005 to 2007. She held various positions at JPMorgan Chase and its predecessor firms from 1984 to 2005, including Chief Financial Officer of JP Morgan Chase Corporate Sector and Chase Middle Market Group; Head of Strategy and Administration, Corporate Business Service of JP Morgan Chase; Head of Strategy and Administration and Managing Director, Global Investment Banking (Chase); Head of Strategy and Managing Director, Global Bank (Chemical Bank, pre Chase merger). She was graduated from the University of North Texas (B.B.A.) and the Kellogg School of Business at Northwestern University (M.B.A.). She is a member of the board of directors of Bridges to Community, a non-governmental organization dedicated to construction projects in Nicaragua, and a member of the board of directors of Westchester Jazz Orchestra. We believe Ms. Brandom is qualified to serve on our Board because of her financial and compliance experience and her connections in the investment banking industry.

Charles E. Ramsey. Mr. Ramsey, age 74, has served as a member of our Board since October 2002. Since May 2012, he has served as a member of the Board of Directors of H&H Ventures Management, Inc., a wholly owned subsidiary of the Company. Since 1997, he has been a consultant in the area of human resources and venture capital. He is a retired founder and principal of Ramsey/Beirne Associates, Inc., an executive search firm that specialized in recruiting top officers for high technology companies, many of which were backed by venture capital. He is a former member of the board of directors and Chairman Emeritus of Bridges to Community, a non-governmental organization dedicated to construction projects in Nicaragua and the Dominican Republic. As Chairman Emeritus, he served on the Executive, Personnel and Administration and Fund Development Committees. He was graduated from Wittenberg University (B.A.). We believe Mr. Ramsey is qualified to serve on our Board because of his long career in the field of human resources, where he recruited top officers and directors for high technology companies in the venture capital space. Also, Mr. Ramsey's expertise and experience in human resources qualify him to serve as Chairman of our Nominating and Management Development Committee.

Richard P. Shanley. Mr. Shanley, age 70, has served as a member of our Board since March 2007. He has also served as our Lead Independent Director since May 2013. Since May 2012, he has served as a member of the Board of Directors of H&H Ventures Management, Inc., a wholly owned subsidiary of the Company. From February 2001 to December 31, 2006, he was a partner of Deloitte & Touche LLP. During his over 30 years of public accounting experience, he served as lead audit partner on numerous audit engagements for public and private companies and companies making public stock offerings. He served as lead audit partner primarily for biotechnology, pharmaceutical and high-tech companies, including companies enabled by nanotechnology. He has been actively involved on the Biotech Council of New Jersey, the New Jersey Technology Council, the New York Biotechnology Association, the Connecticut Venture Group, the Biotechnology Industry Organization and the NanoBusiness Alliance. He is Chairman of the board of directors of Redpoint Bio Corporation, a publicly held biotechnology company. He is an active member of the New York State Society of Certified Public Accountants and the American Institute of Certified Public Accountants. He is a licensed Certified Public Accountant in New York. He was graduated from Fordham University (B.S.) and Long Island University (M.B.A.). We believe Mr. Shanley is qualified to serve on our Board because of his extensive prior financial, valuation and accounting experience, as well as his experience with

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companies investing in nanotechnology. Mr. Shanley's career as a certified public accountant and as a partner at a large accounting firm qualify him for his role as Chairman of the Audit Committee. Mr. Shanley's knowledge of the financial, valuation and accounting areas further qualifies him to be our Lead Independent Director.

Director Independence

In accordance with rules of the NASDAQ Stock Market, our Board of Directors annually determines each director's independence. We do not consider a director independent unless our Board of Directors has determined that he or she has no material relationship with us. We monitor the relationships of our directors and officers through a questionnaire each director completes no less frequently than annually and updates periodically as information provided in the most recent questionnaire changes.

In order to evaluate the materiality of any such relationship, our Board of Directors uses the definition of director independence set forth in the rules promulgated by the NASDAQ Stock Market. Rule 5605(a)(2) provides that a director of a BDC, shall be considered to be independent if he or she is not an "interested person" of the Company, as defined in Section 2 (a)(19) of the 1940 Act.

The Board of Directors has determined that in the event the withdrawal of our BDC election is approved, each of the expected directors after the Special Meeting will continue to be independent and have no relationship with us, except as a director and shareholder, with the exceptions of Kevin M. Rendino, as a result of his expected position as our Chief Executive Officer and Daniel B. Wolfe, as a result of his positions as our President, Chief Financial Officer and Chief Compliance Officer.

Board Leadership Structure

The Board will continue not to require the separation of the offices of the Chairman of the Board and the Chief Executive Officer after the Special Meeting, assuming the withdrawal of our BDC election is approved. The Board believes it should be free to choose its Chairman of the Board in any way that it deems best for the Company at any given point in time. Mr. Rendino, the expected Chairman of the Board and Chief Executive Officer, will be an "interested person" of the Company as defined in Section 2(a)(19) of the 1940 Act. At present, the Board believes that in the event the withdrawal of our BDC election is approved, Mr. Rendino's expected service as both Chairman of the Board and Chief Executive Officer after the Special Meeting will be in the best interest of the Company and its shareholders. Mr. Rendino possesses detailed and in-depth knowledge of the day-to-day and overall issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas that ensure that the Board's time and attention are focused on the most critical matters. This is the same arrangement as exists currently with Douglas W. Jamison serving in the roles of Chairman and Chief Executive Officer.

His combined role enables decisive leadership, ensures clear accountability, and enhances the Company's ability to communicate its message and strategy clearly and consistently to the Company's shareholders, employees, and portfolio companies. The Board also believes that combining the Chairman of the Board and Chief Executive Officer roles is appropriate given our current asset size.

The Board members also believe that the Lead Independent Director plays an important role and fulfills most of the benefits to the Company of having an independent Chairman without the full expense of hiring an independent Chairman. The Lead Independent Director's duties include acting as a liaison between the independent directors and the Chairman regarding any specific feedback or issues, providing the Chairman with input regarding agenda items for Board and Committee meetings, coordinating with the Chairman to provide information to the independent directors regarding their duties, coordinating the activities of the independent directors, including performing the role of Chairman of the Independent Directors Committee, coordinating the agenda for and moderating sessions of the Board's independent directors and other non-employee directors, and facilitating communications between the other members of the Board, between the Board and senior management, and between the Chief Compliance Officer and the Board. The Board believes that this approach appropriately and effectively complements the combined Chief Executive Officer/Chairman structure.

In addition, the Board believes that in the event the withdrawal of our BDC election is approved, and shortly after the Special Meeting, the independent directors will continue to provide effective oversight of management. Moreover, in addition to feedback provided during the course of Board meetings, the independent directors will continue to have regular executive sessions after the Special Meeting. Additionally, in the event the withdrawal of our BDC election is approved, the independent directors will continue to serve as the chairpersons for all Board Committees and meet on a quarterly basis in executive session with the Chief Compliance Officer.

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Board's Role in Risk Oversight

The Board, as a whole, under the direction of the Lead Independent Director, will continue to have responsibility for risk oversight, with reviews of certain areas being conducted by the relevant Board Committees that report on their deliberations to the Board. The oversight responsibility of the Board and its committees is enabled by management reporting processes that are designed to provide visibility to the Board about the identification, assessment and management of critical risks and the controls that management uses to mitigate those risks. Members of the senior management team meet annually to review the current risks for the Company's business, and to ensure that the compliance policies and procedures are revised along with changes to the current risks. The risks and the amended policies and procedures are presented to the Board for its review and input at least annually. In addition, members of the senior management team meet quarterly to review strategic risks and report to the Board about these discussions as appropriate.

Additionally, the Board committees will continue to assist the full Board in risk assessment. The Independent Directors Committee meets regularly in executive session, with and without the Chief Compliance Officer, and oversees compliance and strategic risks of the Company. It also oversees the compliance policies and procedures of the Company and its service providers. The Audit Committee oversees compliance by the Company with legal and regulatory requirements. Specifically, the Audit Committee discusses with the Company's management and independent registered public accountants the integrity of the Company's financial reporting processes and controls, particularly the controls in areas representing significant financial and business risks, and reviews the Company's compliance with certain regulatory requirements. The Audit Committee Chairman meets independently with the registered public accountants and the other outside accounting firms. The Compensation Committee reviews risks related to compensation policies and procedures. The Nominating and Management Development Committee considers risk assessment skills when considering nominees for the Board. The Board has appointed all independent members of the Board to the Valuation Committee to have oversight of valuation risk.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Nominating and Management Development Committee, a Valuation Committee and a Compensation Committee. Assuming the withdrawal of our BDC election is approved, the composition of these committees after the Special Meeting is expected to be as follows:

Audit	Compensation	Nominating
Stacy R. Brandom (1)	Charles E. Ramsey (1)	Charles E. Ramsey (1)
Charles E. Ramsey	Stacy R. Brandom	Stacy R. Brandom
Richard P. Shanley	Richard P. Shanley	Richard P. Shanley

Valuation	Independent Directors
Richard P. Shanley (1)	Richard P. Shanley (1)
Stacy R. Brandom	Stacy R. Brandom
Charles E. Ramsey	Charles E. Ramsey

(1) Denotes the chairperson of the Committee

Required Vote

The approval of this proposal to withdraw the Company's election to be treated as a BDC under the 1940 Act will require the affirmative vote of a majority of the outstanding voting securities (as defined under the 1940 Act), which means the affirmative vote of either (i) a majority of the Company's outstanding shares of common stock entitled to vote at the Special Meeting, or (ii) 67 percent of the Company's shares cast at the Special Meeting, if at least a majority of the Company's outstanding shares of common stock entitled to vote are present, either in person or by proxy, at the Special Meeting. Unless marked to the contrary, the shares represented by the enclosed proxy card will be voted for ratification of withdrawal of the Company's election to be treated as a BDC. Abstentions will not be included in determining the number of votes cast and, as a result, will have no effect on this proposal. **The withdrawal of the Company's election to be treated as a BDC is a "non-routine" matter**. Shares of common stock represented by broker non-votes are not considered votes cast and thus have no effect on this proposal.

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THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" PROPOSAL ONE TO RATIFY THE WITHDRAWAL OF THE COMPANY'S ELECTION TO BE TREATED AS A BDC.

Proposal No. 2 – TO APPROVE AN AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO CHANGE THE COMPANY'S NAME TO 180 DEGREE CAPITAL CORP.

Overview

Our Amended and Restated Certificate of Incorporation currently specifies the Company's name as "Harris & Harris Group, Inc." On January 17, 2017, the Board of Directors adopted a resolution, subject to shareholder approval, to amend Article First of our Amended and Restated Certificate of Incorporation to change our name to "180 Degree Capital Corp." (hereinafter, "180"). Should this amendment be approved by shareholders, following the filing of the Certificate of Amendment to our Amended and Restated Certificate of Incorporation with the Secretary of State of the State of New York, the Company will begin doing business as 180 Degree Capital Corp., change its ticker symbol to NASDAQ: "TURN" and change its website to *www.180degreecapital.com*.

Reasons for Name Change

Our priority with a name change is to reflect the focus of the Company's future business and to provide the opportunity to re-brand the firm. Initially, 180 will be focused on shepherding the existing portfolio of investments to maximize returns, with what we believe will be less regulatory burden and expense to shareholders than in a BDC structure. 180's future business will be focused on making decisions that are designed to generate income and grow net asset value per share for shareholders over shorter, more predictable timeframes. Toward this goal, 180 will focus on investing in and providing value-add assistance through constructive activism to what 180's management team believes are substantially undervalued small, publicly traded companies that have potential for aggressive growth. Our goal is that the result of our constructive activism leads to a reversal in direction for the share prices of these investee companies, i.e., a 180-degree turn.

Implementation of Name Change

If the amendment is adopted by shareholders, Article First of our Amended and Restated Certificate of Incorporation will be amended to read as follows:

"The name of the corporation is 180 Degree Capital Corp."

The amendment, if adopted by shareholders, will become effective on a date selected by the Board of Directors and set forth in a Certificate of Amendment to our Amended and Restated Certificate of Incorporation to be filed with the Secretary of State of the State of New York.

Effect on Shareholders

The change of name will not affect in any way the validity or transferability of stock certificates outstanding at the time of the name change, our capital structure or the trading of our common stock on the NASDAQ Stock Market.

Following implementation of the amendment, shareholders may continue to hold their existing stock certificates or receive new certificates reflecting the name change. Shareholders who wish to tender their old stock certificates in exchange for new certificates with the new name should deliver their existing certificates to our transfer agent. Shareholders should not destroy any stock certificates and should not deliver any stock certificates to the transfer agent until after the effectiveness of the name change.

Required Vote

Approval of the amendment of the Company's Certificate of Incorporation will require an affirmative vote of a majority of the outstanding voting securities of the Company. Abstentions and instructions withholding authority to vote the

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amendment of the Company's Certificate of Incorporation will count as a vote against the proposal. **The amendment of the Company's Certificate of Incorporation is a "non-routine" matter**. Therefore, if you do not instruct your broker how to vote with respect to the withdrawal, your broker may not vote with respect to this proposal and those votes will be deemed broker non-votes. Broker non-votes are not counted for the purpose of determining whether to withdraw the election, and, therefore, will not have the effect of a negative vote with respect to the withdrawal.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" PROPOSAL TWO TO AMEND THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION TO CHANGE THE COMPANY'S NAME TO 180 DEGREE CAPITAL CORP.

Proposal No. 3 - TO APPROVE ANY ADJOURNMENT OF THE SPECIAL MEETING OF SHAREHOLDERS, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF ANY OR ALL OF THE FOREGOING PROPOSALS IF THERE ARE NOT SUFFICIENT VOTES FOR THESE PROPOSALS

The Company's shareholders may be asked to consider and act upon one or more adjournments of the Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of any or all of the other proposals set forth in this proxy statement.

If a quorum is not present at the Special Meeting, the Company's shareholders may be asked to vote on the proposal to adjourn the Special Meeting to solicit additional proxies. If a quorum is present at the Special Meeting, but there are not sufficient votes at the time of the Special Meeting to approve one or more of the proposals, the Company's shareholders may also be asked to vote on the proposal to approve the adjournment of the Special Meeting to permit further solicitation of proxies in favor of the other proposals. However, a shareholder vote may be taken on one or more of the proposals in this proxy statement prior to any such adjournment if there are sufficient votes for approval on such proposal(s).

If the adjournment proposal is submitted for a vote at the Special Meeting, and if the Company's shareholders vote to approve the adjournment proposal, the meeting will be adjourned to enable the Board of Directors to solicit additional proxies in favor of one or more proposals. If the adjournment proposal is approved, and the Special Meeting is adjourned, the Board of Directors will use the additional time to solicit additional proxies in favor of any of the proposals to be presented at the Special Meeting, including the solicitation of proxies from shareholders that have previously voted against the relevant proposal. Among other things, approval of the adjournment proposal could mean that, even though the Company may have received proxies representing a sufficient number of votes against a proposal to defeat it, the Company's management could present the adjournment proposal for a vote of the Company's shareholders and thereby cause the Special Meeting to be adjourned without a vote on the proposal and seek during that period to convince the holders of those shares to change their votes to vote in favor of the proposal. Therefore, if a shareholder voted against any or all of the other proposals set forth in this proxy statement, then such shareholder may not want to vote for this adjournment proposal.

The Board of Directors believes that, if the number of shares of the Company's common stock voting in favor of any of the proposals presented at the Special Meeting is insufficient to approve a proposal, it is in the best interests of the Company's shareholders to enable the Board of Directors, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes in favor of the proposal.

Any proposal to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes for the foregoing proposals requires the affirmative vote of a majority of the shares represented at the Special Meeting in person or by proxy. An abstention from the vote on an adjournment will have the same effect as a vote against the adjournment motion. The persons named as proxies will vote those proxies for such adjournment, unless marked to be voted against any proposal for which an adjournment is sought, to permit further solicitation of proxies.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" PROPOSAL THREE TO APPROVE ANY ADJOURNMENT OF THE SPECIAL MEETING OF SHAREHOLDERS, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF ANY OR ALL OF THE FOREGOING PROPOSALS IF THERE ARE NOT SUFFICIENT VOTES FOR THESE PROPOSALS.

OTHER BUSINESS

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The Board does not intend to bring any other matters before the Special Meeting and, at the date of mailing of this proxy statement, has not been informed of any matter that others may bring before the Special Meeting. However, if any other matters properly come before the Special Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment on such matters.

By Order of the Board of Directors,

Douglas W. Jamison
Chairman & Chief Executive Officer

PRIVACY NOTICE

We are committed to protecting your privacy. This privacy notice explains the privacy policies of the Company. This notice supersedes any other privacy notice you may have received from us.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

We do not share this information with any non-affiliated third party except as described below.

- Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as recordkeeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

  Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

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SPECIAL MEETING OF SHAREHOLDERS OF

HARRIS & HARRIS GROUP, INC.

March 24, 2017

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at http://ir.hhvc.com/financials.cfm

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2 AND 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

---

1. To authorize the Board to withdraw the Company’s election to be treated as a business development company under the Investment Company Act of 1940, as amended

FOR	AGAINST	ABSTAIN
☐	☐	☐

2. To approve an amendment to the Company’s Certificate of Incorporation to change the Company’s name to "180 Degree Capital Corp."

FOR	AGAINST	ABSTAIN
☐	☐	☐

3. To approve any adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of any or all of the foregoing proposals if there are not sufficient votes for these proposals.

FOR	AGAINST	ABSTAIN
☐	☐	☐

At their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Special Meeting or any adjournments thereof.

Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that a change to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder Date: Signature of Shareholder Date:

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign in full corporation name by duly authorized officer, giving full title as such. If a partnership, please sign in full partnership name by duly authorized person.

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HARRIS & HARRIS GROUP, INC.
1450 Broadway
New York, NY 10018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints DOUGLAS W. JAMISON, DANIEL B. WOLFE and JACQUELINE M. MATTHEWS, each with full power of substitution, as proxies to vote at the Special Meeting of Shareholders to be held on March 24, 2017, or at any adjournments thereof, to represent and to vote all the shares of common stock of Harris & Harris Group, Inc. that the undersigned is entitled to vote with all powers the undersigned would have if personally present, on the following matters as designated on the reverse side and in their discretion with respect to such other business as may properly come before the meeting or any adjournments thereof.

The Board of Directors recommends a vote "FOR" Items 1, 2 and 3

When properly executed, this proxy will be voted as specified and in accordance with the accompanying proxy statement. If no instruction is indicated, this proxy will be voted "FOR" Items 1, 2 and 3.

(Continued and to be dated and signed on the reverse side.)

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